EXHIBIT 99.1

Electra Announces Federal Government Support for Completion of North America’s Only Cobalt Sulfate Refinery

(All amounts in $C unless otherwise specified)

TORONTO, March 21, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce receipt of a Letter of Intent ("LOI") for proposed funding of $20 million. The funding will support completion of construction and commissioning of North America’s first battery grade cobalt refinery which will enable domestic production of up to one million electric vehicles annually.

“We are grateful to be working with the Government of Canada. Today’s announcement underscores their commitment to advancing North American energy security and critical mineral independence,” said Electra CEO, Trent Mell. “Electra’s refining complex is a cornerstone of this collective effort, providing a strategically unique solution to strengthen and diversify the region’s critical minerals supply chain. By addressing domestic shortfalls and reducing reliance on China, where approximately 90% of the world’s cobalt is currently refined, we are fostering a more resilient, sustainable, and self-reliant future for North America.”

“LG Energy Solution will purchase up to 80% of our future production and buyer interest for the remainder far exceeds our capacity,” Mell continued. “With permits, infrastructure and buildings in place, most equipment on site, and negotiations with the Government of Canada reaching an advanced stage after more than a year of work, Electra intends to move swiftly to complete these discussions and resume construction of this strategic asset.”

The Honourable Anita Anand, Minister of Innovation, Science and Industry commented, “Canada has everything it takes to be a leading force in critical minerals processing, manufacturing and recycling. Critical minerals are essential to power a low-carbon economy. I am interested in seeing how this develops, as Electra’s proposal may positively impact Canada’s critical minerals processing in Canada.”

“Canada, with its abundance of critical mineral resources, is uniquely positioned to play an important role in the global energy transition. As the demand for critical minerals increases, along with the clean energy and technologies they enable, our high environmental social governance standards and the expertise of our workforce will be critical advantages in the low-carbon economy of the future. Electra’s project will provide Canada with a high-quality critical mineral input that will contribute to the net-zero economy and strengthen our mining industry,” said Marc G. Serré, Parliamentary Secretary to the Minister of Energy and Natural Resources.

“The Federal Government’s commitment to Northern Ontario, to its mining sector, and the important role that it will play in Canada’s transition to a clean and sustainable economy is very evident with today’s contribution,” said Anthony Rota, Member of Parliament for Nipissing-Timiskaming.

The LOI, which was agreed to January 27, 2025, was provided to the Company by the Federal Government and is non-binding. The LOI expresses an interest and intent to work towards completing a final term sheet but does not constitute a binding agreement. While discussions between the parties are ongoing, there is no guarantee or assurance that final agreements will be reached and/or funding will be provided to the Company.

The refinery project is located north of Toronto, in the town of Temiskaming Shores, and is projected to have the lowest carbon footprint of any refinery of its kind in the world.

With more than 90% of cobalt sulfate production in China, Electra will be one of the few providers of cobalt in the industry without any Foreign Entity of Concern involvement. Once fully commissioned, the facility will produce 6,500 tonnes of cobalt per year, which would support the production of up to 1 million EVs annually.

In addition to cobalt refining, Electra plans to produce other battery materials that will strengthen the resiliency of the North American supply chain. In 2023, the Company operated a plant-scale battery recycling demonstration plant at its refinery complex, recovering lithium, nickel, cobalt and other critical minerals from batteries. Electra has recently commenced feasibility level engineering study to build a battery recycling refinery adjacent to its cobalt refinery. The Company is also contemplating a second cobalt sulfate facility in Bécancour, Quebec and a strategically located North American nickel sulfate plant. “Our Temiskaming Shores refinery complex is the first step in Electra’s vision. We are building the right assets at the right time and are extremely well-positioned to leverage the refinery complex to grow along with the EV and battery markets,” said Mell.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.